DWS Investment Management Americas, Inc.

One International Place

Boston, MA 02110

January 6, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Raymond Be

Re:	Post-Effective Amendment No. 459 to the Registration Statement on Form N-1A of Xtrackers MSCI Kokusai Equity ETF (the “Fund”), a series of DBX ETF Trust (the “Trust”) (Reg. Nos. 333-170122; 811-22487)

Dear Mr. Be,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (the “SEC”) regarding the above-referenced Post-Effective Amendment (the “Amendment”), whose comments were received via telephone on December 16, 2019. The Amendment was filed on behalf of the Fund on October 28, 2019, and has an effective date of January 13, 2020.

The Staff’s comments are restated below, followed by the Fund’s responses.

1.	Comment: Please file responses to these comments and e-mail any changed pages to the SEC at least five (5) days prior to the effective date.

Response: On the same day that the Trust files this correspondence we will e-mail changed pages to the following e-mail address: BERA@sec.gov.

2.	Comment: “Principal Investment Strategies” – page 2. Explain how securities are selected to be part of the underlying index. Additionally, explain how the index is weighted.

Response: The following disclosure has been added to the “Principal Investment Strategies” section of the Fund’s prospectus: “The Underlying Index is designed to cover approximately 85% of the free float-adjusted market capitalization of each country represented in the index. The index methodology selects the countries classified as developed, excludes Japan, and then applies certain liquidity screens.”

3.	Comment: “Financial services sector risk” – page 10. Consider updating the “2007-2008” reference to the financial crisis.

Response: We recently re-evaluated this risk disclosure and modified it to note that the effects of the 2007-2008 financial crisis may persist indefinitely. The Amendment included this updated disclosure. We believe that the effects of the financial crisis continue to influence the financial markets and, at this time, we believe the disclosure is appropriate.

4.	Comment: “Derivatives risk” – page 13. If derivatives are a principal strategy, please relocate derivatives disclosure to the summary prospectus.

Response: The portfolio managers do not intend to use derivatives as a principal strategy.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-2565.

Sincerely yours,

/s/Caroline Pearson

Caroline Pearson

Managing Director

cc: Jeremy Senderowicz, Dechert LLP